

September 27, 2021

Peter Platzer
Chief Executive Officer
Spire Global, Inc.
8000 Towers Crescent Drive
Suite 1225
Vienna, VA 22182

   Re: Spire Global, Inc.
    Registration Statement on Form S-1
    Filed September 23, 2021
    File No. 333-259733

Dear Mr. Platzer:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Andy Hill